SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Dear Shareholders,

In observance of our commitment to a greater transparency with our Shareholders, below we report the evolution of our works in November, the second month of the Company’s new management, grounded on four pillars which support our turnaround strategy and recovery of the Company’s value.

Cost-Savings

The first phase of this pillar aimed the Company’s structure fine-tuning, cutting its workforce and shutting down its branch in the city of Rio de Janeiro, saving nearly R$36 million in 2018. Following this same strategic line of structure’s adjustment and optimization, the Company’s Board of Directors approved the migration of its ADR Program from Level 3 to Level 1, and at the end of this process, the ADRs, today traded on the New York Stock Exchange (NYSE), will be traded on the over-the-counter market (OTC), like other sector companies. The liquidity and the volume of our ADRs significantly decreased over the years, therefore, not justifying to maintain the ADR Program Level 3 high costs.

Thus, now we initiate the second phase of such pillar, wherein we will revise, also strategically, processes and contracts. During November, first, with the sales area, we evaluated the sales channels’ effectiveness and profitability. We reshaped few stands and POS, thus, saving R$3.9 million in 2018. According to our work plan, over the upcoming months, we will focus on the revision of advertising, marketing contracts, as well as Information Technology processes and contracts.

Sale of Inventories

After analyzing in detail all our inventories, both finished, and in progress, we are confident that we have healthy assets, which during sales process we will pursue higher profitability. We believe with that we will succeed to capture the best results for the Company.

Innovation

Gafisa Serviços unit was created, and the executives liable for implementing this new business unit were defined. All services provided by Gafisa Serviços have been included in our business plan 2019.

Our Innovation Committee is operating, which advises the Board of Directors, concerned with the capture and implementation of new trends, innovations, solutions, and revenues for the Company. This Committee’s meetings are held every two weeks. We believe that by means of innovation of new services offered by the Company, we will have a competitive advantage towards our peers, bringing new sources of revenues for the Company, potentializing the cash and value generation for our shareholders.

Funding

We have been working to reinforce our relationship with financial institutions, seeking to broaden new funding alternatives for the Company. Aiming at conferring greater visibility for Gafisa and strengthen the relationship with our shareholders, now in early December, we will organize a roadshow in the United States.

As much important as our four pillars we are structuring a people development program (coordinators and managers) and resuming our trainee program for 2019. We are very confident with Brazil’s economic scenario upturn, and to sustain our growth over the upcoming years, we know that we need to invest in our professionals, framing a special and mindful team as to the need of making the Company profitable, adding value at the Company, and accordingly, to its Shareholders.

Finally, we point out the relevant performance of  Gafisa's shares (GFSA3), which appreciated 35.74% from 10/01/2018 (entry of the new management) to 11/29/2018, when stock quote was R$15.19(closing price).

Mu Hak You

Chairman of the Board of Directors

Ana Recart

Chief Executive Officer, Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 30, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer